

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Mr. Marc E. Faerber
Chief Financial Officer
Amarantus Biosciences, Inc.
675 Almanor Ave.,
Sunnyvale, CA   94085

> **Re: Amarantus Biosciences, Inc.**
> **Form 10-K for the Year Ended October 31, 2010**
> **Filed January 28, 2011**
> **Form 8-K/A**
> **Filed June 3, 2011**
> **File No. 333-148922**

Dear Mr. Faerber:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 8-K/A filed June 3, 2011
Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

1. You disclose the May 25, 2011 closing of your merger between Amarantus Therapeutics, Inc. and JKIK Acquisition Corp. and the adoption of a new fiscal year end of December 31st. Please tell us when you intend to file your June 30, 2011 report on Form 10-Q.

2. You are required to file as an exhibit in your first quarterly period ending on or after June 15, 2011 interactive data using eXtensible Business Reporting Language (XBRL) Technology. Refer to Item 601 (b)(101) of Regulation S-K. Please confirm to us that you will include interactive data using XBRL technology in your June 30, 2011 Form 10-Q.

Accounting Treatment; Change of Control, page 6

3. You disclose that you intend to account for the May 25, 2011 Merger as a "reverse merger." In your pro forma financial information in Exhibit 99.2, you appear to reflect this transaction as a reverse recapitalization. We have long held that only the acquisition of a private operating company by a non-operating public shell corporation in which the owners and management of the private operating company have effective control of the combined company is in substance a capital transaction rather than a business combination. Please clarify for us whether you account for the Merger transaction as a business combination under the acquisition method of accounting or as a capital transaction and reference for us the authoritative literature you rely upon to support your accounting. If you account for the transaction as a capital transaction, please explain to us how Jumpkicks, Inc. qualified as a non-operating public shell. Please provide us proposed draft disclosure to be included in your June 30, 2011 Form 10-Q describing your accounting for the Merger.

Exhibit 99.1: Financial Statements of Amarantus Therapeutics, Inc.

Annual Financial Statements
Notes to Financial Statements
Note 4: Significant Accounting Policies
Revenue Recognition, page 7

4. Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies when you recognize grant revenues as a factual statement that grant money received was recorded as revenue is vague. In your disclosure, please clarify whether you have future performance or refund obligations for grants received. Separately reference for us how your grant recognition policy complies with GAAP and reference the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant